Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ANALEX CORPORATION

(Name of Subject Company)

ANALEX CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

032653107

(CUSIP Number of Class of Securities)

Sterling E. Phillips, Jr.

Chairman of the Board and Chief Executive Officer

Analex Corporation

2677 Prosperity Avenue, Suite 400, Fairfax Virginia 22031

(703) 852-4000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Stuart A. Barr, Esq.

John B. Beckman, Esq.

Hogan & Hartson L.L.P.

555 13th Street, N.W.

Washington, D.C. 20004

(202) 637-5600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NOTICE

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offer for Analex’s outstanding common stock described in this press release has not commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation and recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all stockholders of Analex at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site at http://www.sec.gov.

Analex Corporation 2677 Prosperity Avenue Suite 400 Fairfax, VA 22031 703.852.1375 Fax: 703.852.2203 sterling.phillips@analex.com

Sterling E. Phillips, Jr.

Chairman and Chief Executive Officer

Date:	January 25, 2007

To:	Analex Employees

Subject:	Merger with QinetiQ North America Operations LLC

Fellow employees,

January 20, 2007 Analex announced the signing of a merger agreement with QinetiQ North America Operations LLC (QNA). Under the terms of this agreement, QNA proposes to purchase all outstanding shares of Analex stock for $3.70 per share. Upon the successful completion of this process and receipt of regulatory approvals, Analex would merge into and become a wholly owned subsidiary of QNA.

As employees of Analex, many of you have questions about QNA and the details of this transaction. Legal details, agreements, etc. are being filed with the SEC and will be publicly available through their EDGAR system. There are other questions commonly raised by employees that we have attempted to address with the enclosed “frequently asked questions FAQ”. The FAQ also lists web sites where additional information can be found regarding QNA and their subsidiaries.

As we go through this process, if you have other questions, please contact your supervisor or you may send your questions to a dedicated email address, info@analex.com. These emails will be answered within 48 hours of receipt. Don’t forget to include your contact information in the email.

I look forward to working with you and our colleagues at QNA to make this merger a success.

Sincerely,

Sterling E. Phillips, Jr.
Chairman and Chief Executive Officer

Frequently Asked Questions

1.	Who is QinetiQ North America Operations, LLC?

QinetiQ North America Operations, LLC (QNA) is a subsidiary of QinetiQ Group plc (QinetiQ), one of the world’s leading defense technology and security companies. QinetiQ was founded from the UK Ministry of Defense, Defense Evaluation and Research Agency (DERA) — the world’s first top flight national defense laboratory. QinetiQ today has grown internationally, with 12,000 employees in the UK and U.S. Many of these employees are internationally acclaimed experts, providing government and commercial customers unparalleled resources to create, evaluate, test, and deliver technology-based services, solutions and products.

QNA was set up as a subsidiary of QinetiQ to support U.S. Government customers with world-class technologies and responsive solutions. QNA engineers and technologists work in partnership with customers to develop innovative technology solutions for the challenges of national defense, homeland security, and information access with core capabilities in: systems engineering and technical support; information technology services; and technology development. QNA is strengthened by the legacy of the other U.S. companies acquired by QinetiQ: Apogen Technologies (www.apogen.com), Foster-Miller (www.foster-miller.com), Planning Systems (www.plansys.com), and Westar (www.westar.com).

2.	Who leads QNA?

QNA is led by CEO Duane Andrews. Mr. Andrews brings nearly forty years of government and industry experience including service with the U.S. Air Force, House Permanent Select Committee on Intelligence, and as Assistant Secretary of Defense for Command, Control, Communications and Intelligence (C3I). Most recently, he served as SAIC’s Executive Vice President and Chief Operating Officer.

3.	Where are the QNA offices?

QNA’s corporate headquarters is in McLean, Virginia. In addition, QNA subsidiaries have staff in nearly every state, with high concentrations of employees in Washington, DC; St Louis, MO; Boston, MA; San Diego, CA; Huntsville, AL; Albuquerque, NM; and New Orleans, LA.

4.	Why did Analex agree to be acquired?

Although Analex has grown significantly over the past several years and achieved record revenue and profit levels in 2006, these achievements have not resulted in a higher stock price. In fact, Analex stock has been trading near its 52-week low price. The Board of Directors felt that the QinetiQ offer of $3.70 per share, which represents a premium of more than 90% over the then current stock market price, was in the best interest of all shareholders. In addition, the Board and the senior management felt that the additional opportunities associated with becoming part of the QinetiQ Group represented significant advantages for our customers and employees alike. For example, as part of QinetiQ, Analex can add to its offerings a set of high technology products and a wide array of security solutions.

5.	Why did QNA want to acquire Analex?

The U.S. market is central to QinetiQ’s overall growth strategy and Analex will play a key role in expanding the company’s defense and security business. Analex joins three recent acquisitions by QNA: Foster-Miller, an engineering and technology development company; Westar, a systems engineering company; and Apogen, an information technology company. QinetiQ plans to build on the customer and technology synergies of these companies to build a multi-billion dollar entity in the U.S.

6.	What will Analex be called after the acquisition?

The Analex name will remain for some time to respond to potential customer sensitivities. However, after the transaction closes employees will begin seeing a mix between the Analex name and the QinetiQ North America brand on public-facing communications such as advertising, tradeshows, and public relations.

7.	When will Analex officially become part of QNA?

Analex signed a merger agreement with QNA on January 20, 2007. Several regulatory approvals are required before the acquisition can officially close at which time Analex would be owned by QinetiQ. The transaction is structured as a two-step transaction. As the first step, QinetiQ will commence a tender offer under which Analex shareholders will be asked to “tender,” or turn-over, their shares to an escrow agent who will hold these shares pending final regulatory approval and expiration of the tender offer. QNA will purchase the shares validly tendered and not withdrawn at a purchase price of $3.70 per share. While the tender offer is subject to a minimum number of shares being tendered in the offer, we expect that the minimum condition will be satisfied as a result of the agreement of our institutional stockholders to support the transaction and tender their shares. After the closing of the tender offer, the second step involves a merger of Analex with a subsidiary of QNA, with Analex becoming a wholly-owned subsidiary of QNA. Any remaining shares not tendered in the tender offer will be converted in the right to receive $3.70 per share in cash in the merger. We estimate the process will take 45 to 90 days from signing to complete this two-step transaction.

8.	Will this change increase opportunities for Analex’s growth?

Yes — Analex’s services include information technology; mission assurance and operations; systems design, engineering, and integration; and systems and program security. These skills represent an expansion to QNA’s current service offerings, so there are opportunities for Analex to expand to serve QNA’s current customers. In addition, we will have an opportunity to introduce QNA’s technologies and services to our current customers and expand Analex’s current base. Finally, consistent with QNA’s overall growth strategy, QNA and Analex business developers will look for opportunities — using the combined sets of skills and experience — to expand to customers not currently being served by either company.

9.	Will this change increase opportunities for my personal growth?

There are a number of ways becoming part of QNA will increase employees’ opportunities for growth. If you are in a management position, you can expand your individual opportunities for growth as business expands through some of the mechanisms described above. If you are part of a project staff, as projects grow, needs for leadership increase. You will also have a greater variety of service offerings for your customers, and you can encourage that customer’s greater use of QNA’s capabilities. Additionally, QNA is a rapidly growing organization that will expand and migrate its infrastructure to support its planned growth. As a result, QNA management expects there to be administrative management and staff support positions for the majority of Analex employees filling such roles today.

10.	Will my job be affected?

QNA management has informed us that no changes in the project management or staff working in direct support of customers will occur as a result of this transaction. QNA management intends to evaluate administrative management and support staff positions on a position-by-position basis and decisions will be made in the coming months as each functional area is addressed.

11.	Will my office be closed? Will I be asked to move to another office location?

Over time, this could happen as we will consider operating efficiencies between current Analex and QNA locations and administrative functions.

12.	Will there be a change in my salary?

There will be no changes in salary as a result of this transaction. Analex’s annual performance and salary review cycle scheduled to occur February through April 2007 will proceed as planned.

13.	Will there be a change in my fringe benefits?

There will be no immediate changes in Analex’s fringe benefit structure as a result of this transaction. Holiday, vacation, sick leave, medical benefits, disability, life insurance and the 401(k) plan are unchanged. Leave balances will carry over. Accrual rates, vesting periods, and waiting periods for initial sign-ups and benefits changes remain unchanged. In the coming months, we will evaluate all benefits including the benefit of consolidating insurance carriers. No decisions have been made regarding changes to your fringe benefits.

14.	Will pay dates change? Who will I receive my paycheck from?

There will be no immediate changes in Analex’s pay dates or paychecks.

15.	Does QinetiQ offer an employee stock purchase plan?

QinetiQ does not offer an employee stock purchase plan in the United States.

16.	Will the style and small company atmosphere change?

QNA has a culture similar to Analex’s, featuring strong customer loyalty, commitment to employees, and a highly stable, competent and effective work force. QNA has a supportive professional work environment that respects the individual while promoting the team concept. There is a strong emphasis on recognizing and rewarding achievement and success as well as providing a wide range of opportunities for professional growth, and an emphasis on the importance of meeting customers’ needs with high quality services and products.

17.	How will my customers be notified?

We have already begun the process of customer notification for some of Analex’s largest contracts. Analex senior managers met personally with certain customers to make them aware of the upcoming acquisition. We will mail or hand deliver letters to each of our customers to describe the transaction and make them aware of new points of contact and other legal issues, and – most importantly – ensure them that they can continue to rely on the highest quality service available. We will also continue with personal visits to selected customers.

18.	Will there be a new set of policies, procedures, and guidelines?

Not initially. As we become more integrated with QNA, all policies will be reviewed and we will quite likely evolve to a common set of policies and procedures.

19.	How will the employee base be kept up to date on progress?

We will use a communication plan that includes meetings, information packages, and answers to Frequently Asked Questions. If you have questions or concerns, you may contact your supervisor or send an email to info@analex.com. You will receive a response to your email within 48 hours. Be sure to include your contact information in the email.